Exhibit 99.1

GasLog Partners LP Announces Changes to Its Board of Directors

Majuro, Marshall Islands, December 29, 2025, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP-PA, GLOP-PB, GLOP-PC), an international owner and operator of liquefied natural gas (“LNG”) carriers, today announced that the Board has appointed Mr. Maxime Philippe Cornet de Ways-Ruart to serve as a member of the Partnership’s Board and Audit Committee, effective as of January 1, 2026.

About GasLog Partners

GasLog Partners is an owner and operator of LNG carriers. The Partnership’s fleet consists of eight wholly-owned LNG carriers as well as three vessels on bareboat charters, with an average carrying capacity of approximately 162,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP-PA, GLOP-PB, GLOP-PC) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.